SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                            For the month of October

                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)

                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F _____X_____ Form 40-F ___________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the Securities Exchange Act of 1934.)

                        Yes _____________ No____X_______

(if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

                Schedule of Information Contained in this Report:

1. The English language press release of Van der Moolen Holding N.V. dated October 16, 2006 announcing the resignation of its CFO and appointment of interim CFO.

            VDM - Van Der Moolen Announces the Resignation of its CFO and the Appointment of Interim CFO


    AMSTERDAM, Netherlands--(BUSINESS WIRE)--Oct. 16, 2006--Van der Moolen Holding N.V. announced today that the company and its Chief Financial Officer (CFO), Mr. Leo J. Pruis, have amicably agreed upon his resignation as managing director and CFO. The Supervisory Board and the Executive Board of Van der Moolen Holding N.V. would like to thank Mr. Pruis for his contribution to the company.

    In accordance with his contractual arrangements a severance payment will be made to Mr. Pruis of Euro 329.000 gross, which amount is to be increased with a severance amount relating to his deferred bonus over the year 2005. Furthermore a pension contribution of Euro
45.000 gross will be made.

    Pending the definitive appointment of a new CFO, Mr. Jan W. van de Water will be appointed as interim CFO of Van der Moolen Holding N.V. with immediate effect.

    For more information about Van der Moolen, please visit www.vandermoolen.com or contact Investor Relations/Corporate
Communications, telephone +31 (0)20 535 6789.

    Van der Moolen trades on the leading US and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of nearly 11% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 100,000 trades a day. Turnover and price volatility are the most important factors influencing its results. Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate," "believe," "intend," "estimate," "expect," "hope," and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under "Key Information - Risk Factors" and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Report. We have no obligation to update these forward-looking statements.


    CONTACT: Van der Moolen
             Investor Relations/Corporate Communications
             +31 0 20 535 6789
             www.vandermoolen.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        VAN DER MOOLEN HOLDING N.V.

Date: October 16, 2006                  By: /s/ Richard E. den Drijver
                                            --------------------------
                                            Richard E. den Drijver
                                            Chairman of the Executive Board


                                        By: /s/ Casper F. Rondeltap
                                            -----------------------
                                            Casper F. Rondeltap
                                            Member of the Executive Board